UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2018

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

3 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On March 6, 2018, Foresight Autonomous Holdings Ltd. (the “Company”) entered into a memorandum of understandings (the “MOU”) with Tamda Ltd. (“Tamda”) and Tamda’s controlling shareholders, pursuant to which the parties agreed to proceed with a transaction to spin off the Company’s activities dedicated to the development of its Eye-NetTM accident prevention system and thereafter merge them into Tamda (the “Transaction”). Eye-NetTM is a V2X (vehicle to everything) cellular-based accident prevention solution, designed to provide real-time pre-collision alerts to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

Tamda is an Israeli shell corporation listed on the Maintenance List of the Tel Aviv Stock Exchange (“TASE”). The TASE’s Maintenance List is a list of securities that have been removed from the Main List due to non-compliance with the TASE’s listing requirements.

Under the terms of the proposed Transaction, the Company will incorporate a wholly owned subsidiary (the “Subsidiary”) and spin-off to the Subsidiary its rights, including intellectual property rights, in the Company’s Eye-NetTM accident prevention system.

Upon the closing of the Transaction (the “Closing”), the Company will sell to Tamda all of the issued and outstanding share capital of the Subsidiary, in consideration of approximately 74.5% of Tamda’s then issued and outstanding share capital.

Immediately prior to the Closing, Tamda will have no assets, liabilities or obligations of any nature and will have minimum net cash of NIS 2,000,000, of which up to NIS 600,000 plus applicable VAT will be designated for Transaction costs.

In addition, the parties will use their best efforts to cause Tamda to comply with TASE’s listing requirements for the TASE’s Main List.

The parties’ obligations to consummate the Transaction are subject to the satisfaction of customary conditions as set forth in the MOU, including satisfactory due diligence, appropriate corporate approvals, receipt of a tax ruling and that there be a minimum of 10% public holdings of Tamda’s issued and outstanding share capital immediately following the Closing.

The parties will conduct mutual due diligence within 45 days following the date of the MOU. The parties have agreed to act diligently in order to enter into a definitive agreement within 30 days after the completion of due diligence. The Transaction is expected to be consummated by the end of May 2018. In the event that on the Closing date, as shall be determined by the parties, a condition precedent is not met, the Closing shall be deferred for 30 days, and if not met upon such deferred Closing date, any party will have the right to terminate the Transaction and no party will bear any liability with regard to such termination.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses spinning off its activities dedicated to Eye-NetTM and closing the Transaction as contemplated, if at all. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name: Title:	Eli Yoresh Chief Financial Officer

Date: March 6, 2018